Filed Pursuant to Rule 424(b)(3)
Registration No. 333-184761

PROSPECTUS SUPPLEMENT NO. 32
(To Prospectus dated March 28, 2013, as amended)

592,000 Shares

Tengion, Inc.

This Prospectus Supplement No. 32 supplements the prospectus dated March 28, 2013 (as supplemented or amended to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-184761). The Prospectus and this prospectus supplement relate to the disposition from time to time of up to 592,000 shares of our common stock, which are held or may be held by the stockholders named in the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On December 5, 2014, we filed a Current Report on Form 8-K with the Securities and Exchange Commission. The text of such Form 8-K is attached hereto.

Investing in our common stock involves a high degree of risk. Please see the section entitled “Risk Factors” beginning on page 20 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 5, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 1, 2014

Tengion, Inc.
(Exact name of registrant as specified in its charter)

001-34688
(Commission File Number)

Delaware	20-0214813
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation)

3929 Westpoint Blvd., Suite G
Winston-Salem, NC 27103
(Address of principal executive offices, with zip code)

(336) 722-5855
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On December 4, 2014, Tengion, Inc. (the “Company”) amended the Tengion, Inc. Amended and Restated Management Severance Pay Plan (the “Management Severance Plan”) to provide that no benefits would be payable under the Management Severance Plan from and after December 4, 2014.  The Management Severance Plan previously provided for the payment of severance to members of management upon certain terminations, subject to certain conditions.  The Company amended the Management Severance Plan as a cost-cutting measure in connection with the Termination Plan (as defined and described below).

The foregoing description of the amendment to the Management Severance Plan is qualified in its entirety by reference thereto, which is filed as Exhibit 10.1 to this Current Report and is incorporated herein by reference.

On December 4, 2014, the Company entered into amendments (collectively, the “Employment Agreement Amendments”) to the Amended Employment Agreement with John L. Miclot, the Company’s President and Chief Executive Officer, dated January 20, 2012, as amended December 5, 2013, the Offer Letter to A. Brian Davis, the Company’s Chief Financial Officer and Senior Vice President, Finance, dated July 29, 2010, as amended January 1, 2013, and the Offer Letter to Timothy Bertram, the Company’s President, Research and Development, and Chief Scientific Officer, dated July 28, 2004, as amended December 22, 2008 (collectively, the “Employment Agreements”).  The Employment Agreement Amendments provide for (a) a reduction in the severance payments payable to Mr. Miclot, Mr. Davis and Dr. Bertram from 12 months’ salary and benefits plus a  prorated bonus, nine months’ salary and benefits and six months’ salary and benefits plus (at the discretion of the Company) a prorated bonus, respectively, to three months’ salary for each executive and (b) a modification of the noncompetition and nonsolicitation provisions contained in each of the Employment Agreements such that these provisions will not apply following termination of employment.

The foregoing description of the Employment Agreement Amendments is qualified in its entirety by reference thereto, which are filed as Exhibits 10.2, 10.3 and 10.4 to this Current Report and are incorporated herein by reference.

Item 1.02	Termination of a Material Definitive Agreement

As part of the Termination Plan (as defined and described below), the Company plans to terminate the employment of Mr. Miclot, Mr. Davis and Dr. Bertram effective December 5, 2014, December 23, 2014 and December 5, 2014, respectively.  As a result of these separations, the Employment Agreements will, except with respect to those provisions that survive a termination in such agreements, be terminated as of the respective termination dates.

The information contained in Item 1.01 above is incorporated by reference into this Item 1.02.

Item 2.05	Costs Associated With Exit or Disposal Activities

On December 1, 2014, the Company’s Board of Directors (the “Board”) approved a plan of termination (the “Termination Plan”) that will result in a workforce reduction of all of the Company’s 29 employees (the “Terminated Employees”), including Mr. Miclot, Mr. Davis and Dr. Bertram, by the end of 2014.  The Terminated Employees serve in research, development, financial and administrative roles.  The Termination Plan was communicated to the Terminated Employees on December 2, 2014.  As a result of the Termination Plan, the Company expects to incur costs of approximately $916,000 in the fourth quarter of 2014 for one-time termination benefits, resulting in a charge of approximately $916,000 in the fourth quarter of 2014.  Due to the Employment Agreement Amendments, the Company’s severance obligations to Mr. Miclot, Mr. Davis and Dr. Bertram decreased by approximately $875,000.

As previously disclosed in the Company’s filings with the Securities and Exchange Commission, based upon its current expected level of operating expenditures and required debt repayments, and assuming it is not required to settle any outstanding warrants in cash or redeem, or pay cash interest on, any of its convertible notes, the Company expects to be able to fund operations through mid-December 2014.  As a result, the Company is undertaking the Termination Plan to preserve cash.  Despite these cost-cutting measures, if financing is not obtained, the Company will not be able to remain in business and will likely need to seek protection under the U.S. bankruptcy laws.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

The information contained in Items 1.02 and 2.05 above is incorporated by reference into this Item 5.02.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

10.1	Tengion, Inc. Amended and Restated Management Severance Pay Plan Instrument of Amendment and Termination, dated December 4, 2014

10.2	Amendment to Amended Employment Agreement, as amended, with John L. Miclot, dated December 4, 2014

10.3	Amendment to Offer Letter, as amended, to A. Brian Davis, dated December 4, 2014

10.4	Amendment to Offer Letter, as amended, to Timothy Bertram, dated December 4, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TENGION, INC.

Date: December 5, 2014	By: /s/ A. Brian Davis
A. Brian Davis
Chief Financial Officer and Senior Vice President, Finance

Exhibit Index

Exhibit No.	Description

10.1	Tengion, Inc. Amended and Restated Management Severance Pay Plan Instrument of Amendment and Termination, dated December 4, 2014

10.2	Amendment to Amended Employment Agreement, as amended, with John L. Miclot, dated December 4, 2014

10.3	Amendment to Offer Letter, as amended, to A. Brian Davis, dated December 4, 2014

10.4	Amendment to Offer Letter, as amended, to Timothy Bertram, dated December 4, 2014